April 7, 2026

Daniel Hoffman
Chief Executive Officer
Collective Acquisition Corp. II
1000 Brickell Avenue
Ste 715 PMB 5110
Miami, FL 33131

        Re: Collective Acquisition Corp. II
            Registration Statement on Form S-1
            Filed March 27, 2026
            File No. 333-294701
Dear Daniel Hoffman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Yuta N. Delarck